UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: February 2021                 Commission File Number: 1-8481

BCE Inc.

(Translation of Registrant’s name into English)

1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada H3E 3B3,

(514) 870-8777

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Only Part C. “Business Risks” of BCE Inc.’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2021 furnished with this Form 6-K as Exhibit 99.1 is incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130), Form S-8 (Registration Statement No. 333-12780), Form S-8 (Registration Statement No. 333-12802) and Form F-10 (Registration Statement No. 333-249962). Except for the foregoing, no other portion of the document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the document attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer

February 4, 2021

EXHIBIT INDEX

99.1	Safe Harbour Notice Concerning Forward-Looking Statements